                                                                    EXHIBIT 12-1

                       MCN CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            (DOLLARS IN THOUSANDS)

                              TWELVE MONTHS    TWELVE MONTHS     TWELVE MONTHS
                                  ENDED            ENDED             ENDED
                              MARCH 31, 1996 DECEMBER 31, 1995 DECEMBER 31, 1994
                              -------------- ----------------- -----------------
EARNINGS AS DEFINED (1) (5)
Pre-tax income (2)..........   $    156,956    $    128,997      $    100,143
Fixed charges (3)...........         78,743          72,895            55,197
                               ------------    ------------      ------------
 Earnings as defined........   $    235,699    $    201,892      $    155,340
                               ============    ============      ============
FIXED CHARGES AS DEFINED (1)
 (4) (5)
Interest, expensed..........   $     62,516    $     57,675      $     49,104
Interest, capitalized.......          8,515           7,926             2,928
Amortization of debt
 discounts, premium and
 expense....................          1,865           1,641             1,332
Interest implicit in
 rentals....................          2,708           2,325             1,904
Preferred securities
 dividend requirements of
 subsidiaries...............          9,626           9,699             2,194
                               ------------    ------------      ------------
 Fixed charges as defined...   $     85,230    $     79,266      $     57,462
                               ============    ============      ============
Ratio of Earnings to Fixed
 Charges....................           2.77            2.55              2.70
                               ============    ============      ============

(1) Earnings and fixed charges are defined and computed in accordance with
    Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon and MCN Michigan Limited Partnership), increased to reflect the pre-tax earnings requirement for MichCon.

(5) In April 1996, MCN announced its intention to sell The Genix Group, its computer services subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.